     Filed by The PNC Financial Services Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Mercantile Bankshares Corporation
Commission File No. 0-5127

     On November 3, 2006, William S. Demchak, Vice Chairman of The PNC Financial Services Group, Inc. (the “Corporation”), gave a presentation to investors at the BancAnalysts Association of Boston Conference in Boston, Massachusetts. This presentation was accompanied by a series of electronic slides that included information pertaining to the financial results and business strategies of the Corporation and its Corporate & Institutional Banking business segment. A copy of the slides follows below.

ADDITIONAL INFORMATION ABOUT THE PNC/MERCANTILE TRANSACTION

     The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the PNC/Mercantile merger transaction with the United States Securities and Exchange Commission (the “SEC”). SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about Mercantile Bankshares and PNC, without charge, at the SEC’s Internet site (http://www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares will be available free of charge from Mercantile Bankshares Corporation, 2 Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland 21203, Attention: Investor Relations.

     Mercantile Bankshares and its directors and executive officers and certain other members of management and employees are expected to be participants in the solicitation of proxies from Mercantile Bankshares’ shareholders in respect of the proposed merger transaction. Information regarding the directors and executive officers of Mercantile Bankshares is available in the proxy statement for its May 9, 2006 annual meeting of shareholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus relating to the merger transaction and the other relevant documents filed with the SEC when they become available.

The PNC Financial Services Group, Inc.

Corporate & Institutional Banking

BancAnalysts Association of Boston
25th Annual Conference

November 3, 2006

Cautionary Statement Regarding Forward-Looking Information

This presentation contains forward-looking statements regarding our outlook or expectations relating to PNC's future business, operations, financial condition, financial performance and asset quality. Forward-looking statements are necessarily subject to numerous assumptions, risks and uncertainties, which change over time.

The forward-looking statements in this presentation are qualified by the factors affecting forward-looking statements identified in the more detailed Cautionary Statement included in the Appendix and in the version of the presentation materials posted on our corporate website at www.pnc.com under "About PNC – Investor Relations." We provide greater detail regarding those factors in our 2005 Form 10-K, including in the Risk Factors and Risk Management sections, and in our 2006 Form 10-Qs and other SEC reports (accessible on the SEC's website at www.sec.gov and on or through our corporate website).

Future events or circumstances may change our outlook or expectations and may also affect the nature of the assumptions, risks and uncertainties to which our forward-looking statements are subject. The forward-looking statements in this presentation speak only as of the date of this presentation. We do not assume any duty and do not undertake to update those statements.

This presentation may also include a discussion of non-GAAP financial measures, which, to the extent not so qualified therein or in the Appendix, is qualified by GAAP reconciliation information available on our corporate website at www.pnc.com under "About PNC - Investor Relations."

PNC

Key Takeaways

- We've built a unique middle market franchise
- Which positions us well in an environment where it is difficult to generate appropriate risk-adjusted returns from lending-only relationships
- Our strategy is differentiated by a broad array of product solutions, execution and cross-sell

Corporate & Institutional Banking – A Major Contributor to PNC's Earnings

Contribution to Total PNC Business Segment Earnings of $1.2 Billion
For the Nine Months Ended 9/30/06


Corporate & Institutional Banking 27%

C&I Banking Financial Highlights

	As of or for the Nine Months Ended September 30, 2006
Net income	$334 million
Return on average capital	23%
Noninterest income to total revenue	51%
NPA's to loans	0.46%

Business segment earnings and return on capital reconciled to GAAP net income and returns in Appendix

PNC

Disciplined Approach Leads to Strong Credit Risk Profile

Lending Profile (As of Septemebr 30, 2006)

Commercial Loans

- Diverse
  - No large industry concentration
- Limited large non-investment grade exposure
  - Only 3% is non-investment grade and >$50 million
- Targeted
  - Focused on clients that meet risk-adjusted return criteria

Strong Asset Quality

September 30, 2006

	PNC Consolidated	Peer Group
Nonperforming loans to loans	0.34%	0.38%
Net charge-offs to average loans YTD	0.26%	0.27%
Allowance for loan and lease losses to loans	1.16%	1.14%
Allowance for loan and lease losses to nonperforming loans	339%	335%

Source: SNL DataSource; PNC as reported on consolidated basis. Peer group represents average of super-regional banks identified in the Appendix. Peer group excludes PNC.

PNC

Focused on National Middle Market Opportunity

Middle Market Statistics

- Approximately 35,000 companies with annual sales of $20 million to $1 billion (D&B)
- Vast majority of middle market companies are privately held (One Source)
- Recent advances in the capital markets have opened up new and more sophisticated sources of capital to middle market companies
- Middle Market M&A deals reached a 5-year high in 2005 with 1,700 transactions totaling nearly $225 billion in value (Thomson Financial)
- Private equity groups raised a total of $174 billion in capital in 2005 versus average of $32 billion per year since 2001 (Thomson Financial)

Broad Array of Solutions for Middle Market Companies

Financing	Cash Flow Lending / Asset Based Lending / Asset Securitization / Commercial Real Estate Finance / Equipment Finance
Treasury Management	Receivables / Disbursements / Information Reporting / Liquidity Management
International Services	Trade Services / Trade Finance / Receivables Management for Exporters / Foreign Exchange / Correspondent Bank Network / Global Cash Management
Capital Markets	Loan Syndications / Derivatives / Foreign Exchange / Public Finance / Private Placements / Public Market Securities
Mergers and Acquisitions	Sell Side Advisory / Restructuring and Capital Raising / Management Buyouts / Fairness Opinions / Acquisitions Advisory
Institutional Investments	Asset Management / Employee Benefits / Charitable Endowments / Delaware Holding Company
Wealth Management	Wealth Planning / Trust / Personal and Business Banking / Ultra High Net Worth
Additional Capabilities	Workplace Banking / Commercial Insurance / Merchant Services

PNC

A Leader in Cross-Sell Penetration of Middle Market Customers in PNC's Footprint[1]

PNC has Highest Percentage of Lead Bank Relationships in Our Footprint (63%)

	PNC Penetration 2006	Rank
Treasury management	74%	1st
Business checking accounts	69%	1st
Capital markets	26%	1st
Short-term investment services	52%	1st
International services	24%	1st
Investment banking services	10%	1st
Equipment leasing	17%	1st
401(k) profit sharing, savings plans	17%	1st
Loans/lines of credit	57%	2nd

[1] Based on third party survey of companies with annualized revenues of $30-$500 million. Competitors referenced in survey include Bank of America, Commerce Bank, Citizens Bank, Fifth Third, JP Morgan Chase, M&T Bank, National City and Wachovia.

PNC

Key Takeaways

- We've built a unique middle market franchise
- Which positions us well in an environment where it is difficult to generate appropriate risk-adjusted returns from lending-only relationships
- Our strategy is differentiated by a broad array of product solutions, execution and cross-sell

The Market is Flooded with New Competitors..

Total Syndicated Loan Volume



$ billions
New Money Issuance
Refinancings
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
+16%
+49%
+0%
Non-Investment Grade: 53%
2005
2006
Nine Months Ended September 30

PNC

Others Are Lending At Below Breakeven Returns..

Bond Spreads vs. Historical Loss Results

Based on our analysis, spreads typically cover losses in less than half of all years

Break-even spreads cover only average losses

Bond Rating	Current Spread (1)	Current Spread Coverage of Historical Losses	Break-even Spread (2)
Baa	0.60%	7 of last 16 yrs.	0.69%
Ba	1.4%	8 of last 16 yrs.	1.7%
B	2.7%	4 of last 16 yrs.	3.5%

(1) Analysis is based on market spreads. PNC's risk-adjusted loan spread would most likely exceed the market spreads.

(2) Spread needed to cover historical losses for 5 year loan/bond. Excludes other non-spread fee income.

And Default Rates are at a Low Point

U.S. Speculative-Grade Bond Default Rate



Recession
US Speculative-Grade Bond Default Rate: %
15.0
13.0
11.0
9.0
7.0
5.0
3.0
1.0
1
0
Jul-86
Jan-89
Jul-91
Jan-94
Jul-96
Jan-99
Jul-01
Jan-04
Jul-06

Source: Moody's Investor Service

PNC

Key Takeaways

- We've built a unique middle market franchise
- Which positions us well in an environment where it is difficult to generate appropriate risk-adjusted returns from lending-only relationships
- **Our strategy is differentiated by a broad array of product solutions, execution and cross-sell**
  - Building on the success of national Commercial Real Estate, Asset Based Lending, Treasury Management, Capital Markets and M&A advisory capabilities
  - Deepening client relationships
  - Investing in new products, segments and technology to achieve competitive advantage

PNC

Already Delivering on Our Strategies

Generating Loan Growth, but…

Commercial & Institutional Banking
Total Average Loans


$ billions
Market Street*
$20.4
$18.3
+9%
$20.0
2005
2006

Three Months Ended September 30

Includes lease financing.
* 2005 includes Market Street which was deconsolidated from our Consolidated Balance Sheet effective October 17, 2005.

Spreads Have Narrowed, so…

Commercial & Institutional Banking
Net Interest Income (TE)


$ millions
(5)%
$555
$530
2005
2006

Nine Months Ended September 30

Net interest income on a taxable equivalent basis is reconciled to GAAP in Appendix.

Selling More Fee-Based Products

Commercial & Institutional Banking
Noninterest Income


$ millions
+30%
$548
$422
2005
2006

Nine Months Ended September 30

PNC

Building on Our National Distribution Capabilities

Offering Commercial Real Estate, Asset Based Lending, Treasury Management and M&A Advisory Services Nationwide



Corporate & Institutional Banking Location
Lock Box Location

PNC's Commercial Real Estate Model

Offering Real Estate Solutions that Span the Life of a Project

Development
- Pre-development funding
- Construction finance
- Tax credit equity
- Letters of credit

Interim
- Bridge financing
- Mezzanine financing
- Equity bridge loans

Permanent
- CMBS
- FHA permanent loan programs
- Freddie Mac loan programs
- Commercial loan servicing

Capturing Full Spectrum of Commercial Real Estate Opportunities

Originations



Balance Sheet Driven
CMBS Conduit
$ billions
$4.6
$1.0
$6.1
$2.0
2004
2006
Nine Months Ended September 30

Sales



Loan Syndications
CMBS
$ billions
$1.3
$0.9
$2.1
$2.0
2004
2006
Nine Months Ended September 30

Servicing



Commercial Mortgage Servicing Portfolio
$ billions
$93
$180
2004
2006
As of September 30

PNC

A Leading Asset Based Lending Franchise

Building on Established National Network

Sales and Servicing Capabilities

- 28 offices across the country
- 14 managers
- 65 sales representatives
- 67 portfolio managers
- 16 underwriters
- 46 field examiners
- 84 operations & other personnel



$ billions
Transaction Volumes
New Deals
$1.5
$1.0
$0.5
$0.0
$1.1
75
$1.4
86
+27%
2005
2006
Nine Months Ended September 30

Harris Williams – A Leader in M&A Advisory to the Middle Market

PNC & Harris Williams - Highly Successful First Year Together

Growing revenue

- Harris Williams YTD 9/30/06 revenue up 58% over YTD 9/30/05*
- Two new industry-focused teams launched: Technology and Transportation / Logistics

Generating strong deal flow

- Backlog is stronger than ever with nearly 10% of currently engaged transactions having a PNC connection
- PNC's Wealth Management team is receiving introductions to many Harris Williams' clients

Expanding geographic presence

- Opened 2 offices in Philadelphia and Minneapolis
- Increased staff by over 20% since January 1, 2006

* YTD 9/30/05 reflects Harris Williams standalone revenue

Treasury Management – Expanding High Growth Product Revenues Faster than the Industry

Selected Product Revenue Growth – 2005 vs 2004 *

	PNC	Industry Average
Wholesale lockbox	8%	5%
Purchasing card	46%	14%
EDI	59%	9%
All products	6%	3%

* Source: Ernst & Young industry survey

Summary

- We've built a unique middle market franchise
- Which positions us well in an environment where it is difficult to generate appropriate risk-adjusted returns from lending-only relationships
- Our strategy is differentiated by a broad array of product solutions, execution and cross-sell

Cautionary Statement Regarding Forward-Looking Information

We make statements in this presentation, and we may from time to time make other statements, regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting PNC that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project" and other similar words and expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.

Our forward-looking statements are subject to the following principal risks and uncertainties. We provide greater detail regarding these factors in our Form 10-K for the year ended December 31, 2005 and in our current year Form 10-Qs, including in the Risk Factors and Risk Management sections of those reports. Our forward-looking statements may also be subject to other risks and uncertainties, including those that we may discuss elsewhere in this presentation or in our filings with the SEC, accessible on the SEC's website at www.sec.gov and on or through our corporate website at www.pnc.com under "About PNC – Investor Relations."

- Our business and operating results are affected by business and economic conditions generally or specifically in the principal markets in which we do business. We are affected by changes in our customers' financial performance, as well as changes in customer preferences and behavior, including as a result of changing economic conditions.
- The value of our assets and liabilities as well as our overall financial performance are affected by changes in interest rates or in valuations in the debt and equity markets. Actions by the Federal Reserve and other government agencies, including those that impact money supply and market interest rates, can affect our activities and financial results.
- Competition can have an impact on customer acquisition, growth and retention, as well as on our credit spreads and product pricing, which can affect market share, deposits and revenues.
- Our ability to implement our One PNC initiative, as well as other business initiatives and strategies we may pursue, could affect our financial performance over the next several years.
- Our ability to grow successfully through acquisitions is impacted by a number of risks and uncertainties related both to the acquisition transactions themselves and to the integration of the acquired businesses into PNC after closing. These uncertainties are present in transactions such as our pending acquisition of Mercantile Bankshares Corporation.

Cautionary Statement Regarding Forward-Looking Information (continued)

- Legal and regulatory developments could have an impact on our ability to operate our businesses or our financial condition or results of operations or our competitive position or reputation. Reputational impacts, in turn, could affect matters such as business generation and retention, our ability to attract and retain management, liquidity and funding. These legal and regulatory developments could include: (a) the unfavorable resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments; (c) the results of the regulatory examination process, our failure to satisfy the requirements of agreements with governmental agencies, and regulators' future use of supervisory and enforcement tools; (d) legislative and regulatory reforms, including changes to laws and regulations involving tax, pension, and the protection of confidential customer information; and (e) changes in accounting policies and principles.

- Our business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through the effective use of third-party insurance and capital management techniques.

- Our ability to anticipate and respond to technological changes can have an impact on our ability to respond to customer needs and to meet competitive demands.

- The adequacy of our intellectual property protection, and the extent of any costs associated with obtaining rights in intellectual property claimed by others, can also impact our business and operating results.

- Our business and operating results can be affected by widespread natural disasters, terrorist activities or international hostilities, either as a result of the impact on the economy and financial and capital markets generally or on us or on our customers, suppliers or other counterparties specifically.

- Also, risks and uncertainties that could affect the results anticipated in forward-looking statements or from historical performance relating to our interest in BlackRock, Inc. are discussed in more detail in BlackRock's 2005 Form 10-K, including in the Risk Factors section, and in BlackRock's other filings with the SEC, accessible on the SEC's website and on or through BlackRock's website at www.blackrock.com.

In addition, our pending acquisition of Mercantile Bankshares presents us with a number of risks and uncertainties related both to the acquisition transaction itself and to the integration of the acquired businesses into PNC after closing. These risks and uncertainties include the following:

- Completion of the transaction is dependent on, among other things, receipt of regulatory and Mercantile shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all. The impact of the completion of the transaction on PNC's financial statements will be affected by the timing of the transaction.

- The transaction may be substantially more expensive to complete (including the integration of Mercantile's businesses) and the anticipated benefits, including anticipated cost savings and strategic gains, may be significantly harder or take longer to achieve than expected or may not be achieved in their entirety as a result of unexpected factors or events.

Cautionary Statement Regarding Forward-Looking Information (continued)

- The integration of Mercantile's business and operations into PNC, which will include conversion of Mercantile's different systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Mercantile's or PNC's existing businesses.
- The anticipated benefits to PNC are dependent in part on Mercantile's business performance in the future, and there can be no assurance as to actual future results, which could be impacted by various factors, including the risks and uncertainties generally related to PNC's and Mercantile's performance (with respect to Mercantile, see Mercantile's SEC reports, accessible on the SEC's website) or due to factors related to the acquisition of Mercantile and the process of integrating it into PNC.

In addition to the pending Mercantile Bankshares transaction, we grow our business from time to time by acquiring other financial services companies. Acquisitions in general present us with risks other than those presented by the nature of the business acquired. In particular, acquisitions may be substantially more expensive to complete (including as a result of costs incurred in connection with the integration of the acquired company) and the anticipated benefits (including anticipated cost savings and strategic gains) may be significantly harder or take longer to achieve than expected. In some cases, acquisitions involve our entry into new businesses or new geographic or other markets, and these situations also present risks resulting from our inexperience in these new areas. As a regulated financial institution, our pursuit of attractive acquisition opportunities could be negatively impacted due to regulatory delays or other regulatory issues. Regulatory and/or legal issues related to the pre-acquisition operations of an acquired business may cause reputational harm to PNC following the acquisition and integration of the acquired business into ours and may result in additional future costs and expenses arising as a result of those issues.

Any annualized, proforma, estimated, third party or consensus numbers in this presentation are used for illustrative or comparative purposes only and may not reflect actual results. Any consensus earnings estimates are calculated based on the earnings projections made by analysts who cover that company. The analysts' opinions, estimates or forecasts (and therefore the consensus earnings estimates) are theirs alone, are not those of PNC or its management, and may not reflect PNC's, Mercantile's or other company's actual or anticipated results.

Additional Information About The PNC/Mercantile Transaction

The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the PNC/Mercantile merger transaction with the United States Securities and Exchange Commission (the "SEC"). SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about Mercantile Bankshares and PNC, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares will be available free of charge from Mercantile Bankshares Corporation, 2 Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland 21203, Attention: Investor Relations.

Mercantile Bankshares and its directors and executive officers and certain other members of management and employees are expected to be participants in the solicitation of proxies from Mercantile Bankshares' shareholders in respect of the proposed merger transaction. Information regarding the directors and executive officers of Mercantile Bankshares is available in the proxy statement for its May 9, 2006 annual meeting of shareholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus relating to the merger transaction and the other relevant documents filed with the SEC when they become available.

Appendix

Non-GAAP to GAAP Reconcilement

Appendix

Business Earnings and Return on Capital

$ millions	Nine Months Ended September 30, 2006		
	Earnings	Return on Average Capital *	Segment Earnings Contribution
Business segments			
Retail Banking	$581	26%	48%
Corporate & Institutional Banking	334	23%	27%
BlackRock (a)(b)	209	29%	8%
PFPC	93	31%	17%
Total business segments	1,217	26%	100%
Minority interest in income of BlackRock	(64)		
Other (b)(c)	1,066		
Total consolidated	$2,219	34%	

* Percentages for BlackRock and PFPC reflect return on average equity.

(a) PNC's ownership interest in BlackRock was approximately 69-70% for the period presented. Effective September 29, 2006, PNC's ownership interest in BlackRock dropped to approximately 34%

(b) BlackRock reported GAAP earnings of $153 million for the period presented. For PNC business segment reporting presentation, pretax integration costs incurred by BlackRock for the MLIM transaction, totaling $91 million for the period presented, have been reclassified from "BlackRock" to "Other."

(c) "Other" for the period presented also includes the after-tax impact of PNC's gain on the BlackRock / MLIM transaction and PNC's costs associated with its securities portfolio rebalancing and mortgage loan portfolio repositioning.

PNC

Non-GAAP to GAAP Reconcilement

Appendix

Net Interest Income

$ millions	GAAP Net Interest Income 2005	Taxable-Equivalent Adjustment 2005	Net Interest Income TE 2005	GAAP Net Interest Income 2006	Taxable-Equivalent Adjustment 2006	Net Interest Income TE 2006
	Nine Months Ended September 30					
Business segments						
Retail Banking	$1,172	$4	$1,176	$1,255	$4	$1,259
Corporate & Institutional Banking	549	6	555	523	7	530
BlackRock	31	1	32	20	5	25
PFPC	(27)	0	(27)	(29)	0	(29)
Total business segments	1,725	11	1,736	1,769	16	1,785
Minority interest in income of BlackRock						
Other	(126)	9	(117)	(90)	4	(86)
Total consolidated	$1,599	$20	$1,619	$1,679	$20	$1,699

PNC

Peer Group of Super-Regional Banks

Appendix

	Ticker
BB&T Corporation	BBT
The Bank of New York Company, Inc.	BK
Fifth Third Bancorp	FITB
KeyCorp	KEY
National City Corporation	NCC
The PNC Financial Services Group, Inc.	PNC
Regions Financial	RF
SunTrust Banks, Inc.	STI
U.S. Bancorp	USB
Wachovia Corporation	WB
Wells Fargo & Company	WFC